Exhibit 99.1
VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE FIRST QUARTER ENDED
OCTOBER 30, 2010

Contact:	Kevin Begley, CFO
(973) 467-2200, Ext. 220
kevin.begley@wakefern.com

Springfield, New Jersey – December 8, 2010 – Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the first quarter ended October 30, 2010.

Net income was $3,934,000 in the first quarter of fiscal 2011, a decrease of 13% from the first quarter of the prior year.  Net income decreased primarily due to lower gross profit as a percentage of sales and flat same store sales.

Sales were $307,397,000 in the first quarter of fiscal 2011, an increase of 1.5% compared to the first quarter of the prior year.  Sales increased primarily due to the opening of the Washington, NJ replacement store on February 21, 2010.   Same store sales were flat in the first quarter of fiscal 2011 compared to the prior year as improved sales in the Marmora store, which opened in May 2009 and is now included in same store sales, were offset by reduced sales in two stores due to competitive store openings. Inflation and deflation had minimal impact on sales in the first quarter of fiscal 2011.  Sales continue to be impacted by changing consumer behavior due to economic weakness, which has resulted in increased coupon usage, sale item penetration and trading down. The Company expects same store sales in fiscal 2011, excluding the impact of the 53rd week in the prior year, to range from 0% to 2%.

Gross profit as a percentage of sales decreased to 26.3% in the first quarter of fiscal 2011 compared to 26.6% in the first quarter of the prior year due to higher promotional spending and increased warehouse assessment charges from Wakefern, partially offset by higher patronage dividends.

 Operating and administrative expense as a percentage of sales decreased to 22.5% in the first quarter of fiscal 2011 compared to 22.6% in the first quarter of the prior year primarily due to lower workers compensation insurance costs and savings from the solar energy project at the Garwood store.

On December 3, 2010, the Board of Directors declared a special dividend of $1.25 per Class A common share and $.8125 per Class B common share.  The estimated $14 million of special dividends will be payable on December 28, 2010 to shareholders of record at the close of business on December 15, 2010. The Board has declared these dividends in order to provide a return to shareholders in 2010, instead of 2011, while tax rates on dividends remain low. The Board’s current intention is to pay quarterly dividends in 2011 in a range of $.06 - $.12 per Class A share ($.039 - $.078 per Class B share).  The Board will reconsider dividend policy and other methods of providing returns to shareholders in 2012 based on a variety of factors, including tax rates on dividends and capital gains in effect at that time.

Village Super Market operates a chain of 26 supermarkets under the ShopRite name in New Jersey and eastern Pennsylvania.

All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law.  The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements.  The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: local economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of higher energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings; the rate of return on pension assets; and other factors detailed herein and in the Company’s filings with the SEC.

VILLAGE SUPER MARKET, INC.
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(in Thousands except Per Share Amounts) (Unaudited)

	13 Weeks Ended	13 Weeks Ended
	October 30, 2010	October 24, 2009

Sales	$307,397	$302,784

Cost of sales	226,470	222,216

Gross profit	80,927	80,568

Operating and administrative expense	69,077	68,377

Depreciation and amortization	4,536	3,970

Operating income	7,314	8,221

Interest expense	(1,068)	(948)

Interest income	524	496

Income before income taxes	6,770	7,769

Income taxes	2,836	3,227

Net income	$3,934	$4,542

Net income per share:
Class A common stock:
Basic	$.35	$.41
Diluted	$.29	$.34

Class B common stock:
Basic	$.23	$.27
Diluted	$.23	$.26

Gross profit as a % of sales	26.3%	26.6%

Operating and administrative expense as a % of sales	22.5%	22.6%